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MAR 02 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM Securities, LLC dba Phoenix Capital Resources

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Commons Court
(No. and Street)

CHADDS FORD	PA	19317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Karbiner 484-841-6809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD Partners, LLC
(Name – *if individual, state last, first, middle name*)

Number Three, 107 Chesley Drive	Media	PA	19063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Karbiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC dba Phoenix Capital Resources, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Michael K Sutters, Notary Public
Chester County
My Commission Expires 08/29/2022
Commission Number 1322863

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES

Financial Statements
and Additional Information
For the Year Ended December 31, 2019
With Report and Supplemental Reports
of Independent Auditor

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2019

TABLE OF CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplementary financial information(collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our responsibility is to express an opinion on PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PM Securities, LLC d/b/a Phoenix Capital Resources in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements. The supplemental information is the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

GPCD Partners LLC

GPCD Partners, LLC

We have served as PM Securities, LLC d/b/a Phoenix Capital Resources' s auditor since 2013

Media, Pennsylvania

February 25, 2020

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Financial Condition
December 31, 2019

		2019
Assets		
Cash	$	465,453
Accounts Receivable, Net		17,795
Due from Related Party		100,000
Prepaid Expenses		19,616
Property & Equipment - net of accumulated depreciation		1,092
Total Assets	$	603,956
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	24,735
Due to Related Party		34,871
Total Liabilities		59,606
Member's Equity		544,350
Total Liabilities and Member's Equity	$	603,956

(The accompanying notes are an integral part of these financial statements)

PM SECURITIES, LLC

D/B/A PHOENIX CAPITAL RESOURCES

Statement of Operations

For the Year Ended December 31, 2019

	2019
Revenues:	
Fee Revenues	$ 458,478
Expenses:	
Compensation and Benefits	246,724
Marketing	49,876
Occupancy	85,031
Professional Fees	88,708
Regulatory Fees and Expenses	8,111
Other Expenses	12,417
Total Expenses	490,867
Net Loss	$ (32,389)

(The accompanying notes are an integral part of these financial statements)

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance - January 1, 2019	$ 576,739
Net Loss	(32,389)
Balance - December 31, 2019	$ 544,350

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Cash Flows
For the Year Ended December 31, 2019

		2019
Cash Flows From Operating Activities:		
Net Loss	$	(32,389)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		952
(Increase)/Decrease in:		
Prepaid Expenses		6,223
Accounts Receivable		(16,057)
Increase/(Decrease) in:		
Accounts Payable and Accrued Expenses		1,764
Prepaid Retainer		(15,000)
Deferred Revenue		(11,667)
Due to Related Party		(31,489)
Net Cash Utilized by Operating Activities		(97,663)
Net Decrease in Cash		(97,663)
Cash - Beginning of Year		563,116
Cash - End of Year	$	465,453

(The accompanying notes are an integral part of these financial statements)

(1) NATURE OF OPERATIONS

PM Securities, LLC ("the Company") was formed as a Delaware LLC as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker-dealer in January 2005. The Company has offices in Chadds Ford, PA and New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly-owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly-owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

Allowance for Doubtful Accounts
Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $10,000 at December 31, 2019.

Property and Equipment
Property and equipment are carried at cost. Depreciation on property and equipment is provided using the straight-line method. Assets purchased over $1,000 are generally capitalized.

Estimates in the preparation of financial statements
In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company adopted *ASC 606 – Revenue from Contracts with Customers* effective January 1, 2018. The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For other services, the Company will continue to recognize variable income once the transaction has been completed and the income is reasonably determinable.

Leases
The Company does not have any leases to report under the 2019 leasing standard *ASC 842 – Lease Accounting* requiring all leases that are one year or longer for property, plant, or equipment be presented on the balance sheet and referred to as a right-of-use (ROU) asset.

Income taxes
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2016 – 2019 are still open for examination by the appropriate tax authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31, 2019 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses were $49,876 for the year ending December 31, 2019.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.
At December 31, 2019, the Company had net capital, as defined, of $405,847 which was $400,847 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 as of December 31, 2019 which is in compliance with the requirement that it be less than 15 to 1.

(4) RESERVE REQUIREMENTS

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 11 and 12 are not applicable.

(5) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity.

For the year ended December 31, 2019, the Company's allocated expenses from PMS, LLC were $374,209 inclusive of $241,736 in compensation and benefits. Also included in allocated expenses is rent for the use of the Chadds Ford office, which is rented by PMS LLC from 110 Chadds Ford Commons, LLC, an entity related through common ownership and management, which owns the property. At December 31, 2019, the Company has a payable to PMS, LLC for expenses which has been reflected as due to related party in the accompanying Statement of Financial Condition.

At December 31, 2019, the Company has a $100,000 receivable due from PCR NY, LLC, an entity related through common ownership and management. The amount is unsecured with no specific repayment terms and does not bear interest.

(6) CONCENTRATION

Due to the nature of the Company's business, 77% of revenues were derived from 3 clients in the year ending December 31, 2019.

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits. The Company's uninsured cash balance totaled $215,453 at December 31, 2019.

(7) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

(8) PROPERTY AND EQUIPMENT

Property and Equipment, at cost, consisted of the following:

	Estimated Useful Life	December 31, 2019
Computer equipment	5 years	9,834
Furniture and fixtures	7 years	5,731
Leasehold improvements	62 months	3,618
		19,183
Less accumulated depreciation		(18,091)
		$1,092

Depreciation expense charged to operations amounted to $952 for the year ended December 31, 2019.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PM SECURITIES, LLC

D/B/A PHOENIX CAPITAL RESOURCES

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

	2019
Net Capital:	
Member's equity	$ 544,350
Less - member's equity not allowable for net capital	-
Member's equity qualified for net capital	544,350
Deductions:	
Non-allowable assets:	
Accounts receivable	17,795
Due from related party	100,000
Property & Equipment	1,092
Prepaid expenses	19,616
Total Non-allowable assets	138,503
Total deductions	138,503
Net capital	$ 405,847
Aggregate indebtedness:	
Accounts payable, accrued expenses and due to related party	$ 59,606
Total Aggregate Indebtedness	$ 59,606
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	405,847
Excess Net Capital	$ 400,847
Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement	$ 399,847
Ratio of aggregate indebtedness to net capital	.15 to 1

Schedule II

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission, in which (1) PM Securities, LLC d/b/a Phoenix Capital Resources identified the following provisions of 17 C.F.R. §15c3-3(k) under which PM Securities, LLC d/b/a Phoenix Capital Resources claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) PM Securities, LLC d/b/a Phoenix Capital Resources stated that PM Securities, LLC d/b/a Phoenix Capital Resources met the identified exemption provisions throughout the most recent fiscal year without exception. PM Securities, LLC d/b/a Phoenix Capital Resources' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PM Securities, LLC d/b/a Phoenix Capital Resources' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GPCD Partners, LLC

GPCD Partners, LLC
Media, Pennsylvania

February 25, 2020

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources

Management Statement Regarding Compliance with the Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission

We, as the management of PM Securities, LLC d/b/a Phoenix Capital Resources (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), and; (2) for the reporting period January 1, 2019 through December 31, 2019, the Company has met the identified exemption provision without exception.

PM Securities, LLC d/b/a/ Phoenix Capital Resources

By:

Mark Karbiner
President

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Citigroup Derivatives Markets Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Citigroup Derivatives Markets Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted a difference in item 2a ("Total revenue") of $7,081,178, which results in a difference in item 2e ("General Assessment") of $11,110;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2020